Microsoft Word 11.0.5604;.Schedule 13D

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

Tengasco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88033R205
(CUSIP Number)

September 8, 2005
(Date of Event which Requires Filing of this Statement)

Peter E. Salas
129 East 17th St.
NY, NY 10003
Phone (212)-982-5071

With a copy to:
Kenneth N. Miller
Robson & Miller, LLP
530 Fifth Ave.
New York, New York 10036
(212)944-7595
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88033R205.................................

        1.    Names of Reporting Person Peter E. Salas,
        S.S. or I.R.S. Identification NO. of above persons (Intentionally Omitted)

        2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)./X/........................................................................
        (b).............................................................................

        3.    SEC Use Only

        4.    Source of Funds (See Instructions) 00

        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

        6.    Citizenship or Place of Organization USA
        Number of
        Shares
        Beneficially
        Owned by
        Each
        Reporting
        Person With

        7.    Sole Voting Power 21,007,492

        8.    Shared Voting Power 0

        9.    Sole Dispositive Power 21,007,492

        10.    Shared Dispositive Power 0 ............................................................

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person 21,007,492

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

        13.    Percent of Class Represented by Amount in Row (11) 35.9%...............................................................

        14.    Type of Reporting Person (See Instructions) IN,
        CUSIP         No. 88033R205.................................

         1.        Names of Reporting Person
            Dolphin Management Inc.
            S.S. or I.R.S. Identification NO. of above persons (Intentionally Omitted)

        2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)./X/..........................................................................

        (b)................................................................

        3.    SEC Use Only

        4.    Source of Funds (See Instructions) 00

       5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

        6.    Citizenship or Place of Organization Delaware

      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With

        7.  Sole Voting Power 0

        8.    Shared Voting Power 21,007,492

        9.    Sole Dispositive Power 0

        10.    Shared Dispositive Power 21,007,492.................................. .................

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person 21,007,492

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

        13.    Percent of Class Represented by Amount in Row (11) 35.9%..............................................................

        14.    Type of Reporting Person (See Instructions) CO,

        CUSIP No. .88033R205.................................

         1.    Names of Reporting Person
        Dolphin Offshore Partners, L.P
        S.S. or I.R.S. Identification NO. of above persons (Intentionally Omitted)

        2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)./X/.........................................................................
        (b).............................................................................

        3.    SEC Use Only

        4.    Source of Funds (See Instructions) 00

        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

        6.    Citizenship or Place of Organization Delaware

      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With

        7.    Sole Voting Power 0

        8.  Shared Voting Power 21,007,492

        9.  Sole Dispositive Power 0

        10.  Shared Dispositive Power 21,007,492.................................. .................

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person 21,007,492

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

        13.    Percent of Class Represented by Amount in Row (11) 35.9%..............................................................

        14.    Type of Reporting Person (See Instructions) PN,

Item 1.Security and Issuer

         The title of the class of security to which this statement relates is the Common Stock of Tengasco, Inc. whose principal executive offices are located at 10215 Technology Drive Suite 301 Knoxville, TN 37932.

Item 2.Identity and Background

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “COMMISSION”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “EXCHANGE ACT”): Peter E. Salas (“MR. SALAS”), Dolphin Management Inc., a New York corporation (“DOLPHIN MANAGEMENT”), and Dolphin Offshore Partners, L.P., a Delaware limited partnership (“DOLPHIN OFFSHORE”). Mr. Salas, Dolphin Management, and Dolphin Offshore are collectively referred to as the “REPORTING PERSONS” Mr. Salas is a United States citizen.

         The principal business address of Mr. Salas, Dolphin Management, and Dolphin Offshore is c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, New York 10003.

         Dolphin Offshore is a private investment fund. Dolphin Management is the managing general partner of Dolphin Offshore. The principal business of Dolphin Management is to serve as investment manager to Dolphin Offshore and certain other entities. Mr. Salas is the sole shareholder and President of Dolphin Management. The principal business of Mr. Salas is to act as the sole shareholder and President of Dolphin Management, and as the principal of investment funds.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration

         4,495,040 shares of the Issuer’s common stock were acquired by Dolphin Offshore in exchange for its shares of Series B 8% Cumulative Convertible Preferred Stock pursuant to an exchange offered to all of the Issuer’s Series B & C Preferred Stockholders The exchange was based on four shares of common stock for every dollar =of the face amount of the exchanged Preferred Stock together with the amount of all accrued and unpaid dividends and interest thereon.

Item 4.Purpose of Transaction

        The Reporting Persons acquired the shares for investment purposes.

Item 5.Interest in Securities of the Issuer

    (a)        As of the date of this Schedule 13D, as discussed above, the Reporting Persons may be deemed to be a group as defined in rule 13d-5 (b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 21,007,492 shares of Common stock, which constitutes approximately 35.9% of the outstanding shares Common Stock, based on 58,499,448 shares of Common Stock outstanding as of September 8, 2005.

        As of the date hereof, Mr. Salas, by virtue of his direct ownership of record of 168,000 shares of Common Stock of the Issuer and his relationship to Dolphin Management and Dolphin Offshore, may be deemed to beneficially own all 21,007,492 shares of Common stock referred to above, which constitute approximately 35.9% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Management, by virtue of its relationship with respect to Dolphin Offshore and Mr. Salas may be deemed to beneficially own all 21,007,492 shares of Common Stock referred to above, which constitute approximately 35.9% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Offshore, by virtue of its ownership of record of the 20,839,492 shares of Common Stock of the Issuer and its relationship with Mr. Salas may be deemed to beneficially own the 21,007,492 shares of Common Stock referred to above which shares constitute approximately 35.9% of the outstanding shares of Common Stock. Each of Mr. Salas, Dolphin Management, and Dolphin Offshore, without implying the beneficial ownership of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person.

    (b)        By virtue of the foregoing relationships, Mr. Salas is deemed to solely have, and each of Dolphin Management and Dolphin Offshore is deemed to share, the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to herein.

    (c)        The 4,595,040 shares of Common Stock received by Dolphin Offshore in exchange for its Series B Preferred Stock were received within the last 60 days as described above.

    (d)        Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by such Reporting Person.

    (e.)        Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships withRespect to Securities of the Issuer

        As described in Item 4, the 4,595,040 shares of Common Stock were received in connection with the exchange for Dolphin Offshore’s Series B Preferred Stock, which was consummated as of September 8, 2005. The Reporting Persons retain complete, independent economic control over their respective investments in the Common Stock and none of them has made any specific agreement, commitment or arrangement regarding disposition of such Preferred Stock or shares of Common Stock issuable upon conversion thereof. Mr. Salas individually and as the controlling person of Dolphin Management has the exclusive right to vote the shares of common stock of the Issuer owned by the Reporting Persons at any regular or special meeting of the shareholders of the Issuer and/or any actions in lieu of meetings or shareholder proceedings.

        Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment, or amendments hereto, which agreement is included as an exhibit hereto.

Item 7.Material to Be Filed as Exhibits

        Exhibit 1. Subscription Agreement for exchange of Dolphin Offshore’s Series B Stock for Common Stock
        Exhibit 2. Schedule 13D Joint Filing Agreement

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1 (k) (1)., each of the undersigned agrees that this statement is filed on behalf of each of us.

      Date September 21, 2005

/s/ Peter E. Salas Peter E. Salas
Dolphin Management Inc. By: /s/ Peter E. Salas Name: Peter E. Salas Its: President
Dolphin Offshore Partners, L.P. By: Dolphin Management Inc. Its: Managing General Partner
By: /s/ Peter E. Salas Name: Peter E. Salas Its: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htmLast
update: 12/05/2002